SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002

General Company of Geophysics
(Translation of Registrant’s Name Into English)

1, rue Léon Migaux
91341 Massy
France
(33) 1 64 47 3000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ___ No __X__

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 – ______.)

FORWARD-LOOKING STATEMENTS		3
PART 1		4
Item 1:	FINANCIAL STATEMENTS	4
	Unaudited Interim Consolidated Balance Sheets as of September 30, 2002 and December 31, 2001	4
	Unaudited Interim Consolidated Statements of Operations for the three months
	ended September 30, 2002 and 2001 and for the nine months ended September 30, 2002 and 2001	5
	Unaudited Interim Consolidated Statements of Cash Flows for the nine months ended
	September 30, 2002 and 2001	6
	Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity during the year
	ended December 31, 2001 and the nine months ended September 30, 2002	7
	Notes to Unaudited Interim Consolidated Financial Statements	8
Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
	RESULTS OF OPERATIONS	14
Item 3:	QUANTITATIVE AND QUALITIATIVE DISCLOSURE ABOUT MARKET RISK	23
Item 4:	CONTROLS AND PROCEDURES
PART II
Item 1:	LEGAL PROCEEDINGS	25
Item 2:	CHANGES IN SECURITIES AND USE OF PROCEEDS	25
Item 3:	DEFAULTS UPON SENIOR SECURITIES	25
Item 4:	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS	25
Item 5:	OTHER INFORMATION	25
Item 6:	EXHIBITS AND CURRENT REPORTS ON FORM 6-K	25

FORWARD-LOOKING STATEMENTS

     This document includes forward-looking statements. We have based these forward-looking statements on our current views and assumptions about future events.

     These forward-looking statements are subject to risks, uncertainties and assumptions we have made, including, among other things:

•	changes in international economic and political conditions, and in particular in oil and gas prices;

•	our ability to reduce costs;

•	our ability to finance our operations on acceptable terms;

•	the timely development and acceptance of our new products and services;

•	the effects of competition;

•	political, legal and other developments in foreign countries;

•	the timing and extent of changes in exchange rates for non-U.S. currencies and interest rates;

•	the accuracy of our assessment of risks related to acquisitions, projects and contracts, and whether these risks materialize;

•	our ability to integrate successfully the businesses or assets we acquire;

•	our ability to sell our seismic data library;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations; and

•	our success at managing the risks of the foregoing.

     We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

PART I

Item 1: FINANCIAL STATEMENTS

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED BALANCE SHEETS

	September 30, 2002		December 31,

	(unaudited)		2001

	U.S.$	€	€

	(in millions)
ASSETS
Current assets
Cash and cash equivalents	54.2	54.9	56.7
Trade accounts and notes receivable	227.7	230.5	274.1
Inventories and work-in-progress	80.0	81.0	93.9
Other current assets	67.5	68.3	54.2

Total current assets	429.4	434.7	478.9

Long term receivable and other investments	12.2	12.3	19.4
Investments in and advances to companies under the equity method	36.4	36.8	51.4
Property, plant and equipment, net	335.8	339.9	280.7
Goodwill and intangible assets, net	200.2	202.7	184.0

Total assets	1,014.0	1,026.4	1,014.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	12.1	12.3	6.2
Current portion of long-term debt	31.2	31.6	24.4
Trade accounts and notes payable	86.5	87.6	96.6
Accrued payroll costs	48.6	49.2	52.5
Income taxes payable	22.8	23.1	28.2
Advance billings to customers	10.0	10.1	12.6
Other current liabilities	35.7	36.1	40.5

Total current liabilities	246.9	250.0	261.0

Long-term debt	282.9	286.3	255.1
Other long-term liabilities	38.2	38.6	25.6

Total long-term liabilities	321.1	324.9	280.7

Minority interest	10.2	10.3	9.9
Common stock, 24,486,868 shares authorized; 11,680,718 shares with a € 2 nominal value issued and outstanding as of September 30, 2002; 11,680,718 at December 31, 2001	23.1	23.4	23.4
Additional paid-in capital	306.8	310.6	347.5
Retained earnings	105.9	107.2	54.6
Net income (loss) for the period	4.3	4.4	15.7
Cumulative translation adjustment	(4.3)	(4.4)	21.6

Total shareholders’ equity	435.8	441.2	462.8

Total liabilities and shareholders’ equity	1,014.0	1,026.4	1,014.4

See notes to Consolidated Financial Statements

The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from Euros at the Noon Buying Rate in New York City on September 30, 2002, which was U.S.$0.9879 per Euro.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Nine months ended			Three months ended

	September 30,			September 30,

	2002	2002	2001	2002	2001

	U.S.$	€	€	€	€
	(in millions, except per share data)
Operating revenues	484.1	490.1	556.8	153.8	178.7
Cost of operations	(363.5)	(368.0)	(448.3)	(108.4)	(138.6)

Gross profit	120.6	122.1	108.5	45.4	40.1

Research and development expenses — net	(20.3)	(20.6)	(26.3)	(6.5)	(9.8)
Selling, general and administrative expenses	(63.4)	(64.2)	(59.1)	(21.3)	(19.9)
Other revenues (expenses) — net	(2.8)	(2.8)	1.4	—	(0.2)

Operating income (loss)	34.1	34.5	24.5	17.6	10.2

Interest and other financial income and expense — net	(22.5)	(22.8)	(17.8)	(8.5)	(6.1)
Exchange gains (losses) — net	5.5	5.6	(1.3)	0.9	1.1

Income (loss) from consolidated companies before income taxes	17.1	17.3	5.4	10.0	5.2

Income taxes	(10.9)	(11.0)	(10.2)	(6.2)	(3.6)

Net income (loss) from consolidated companies	6.2	6.3	(4.8)	3.8	1.6

Equity in income (losses) of investees	3.7	3.8	6.8	2.6	2.2
Goodwill amortization	(4.7)	(4.8)	(4.9)	(1.5)	(1.6)

Net income (loss) before minority interest	5.2	5.3	(2.9)	4.9	2.2

Minority interest	(0.9)	(0.9)	—	(0.8)	—

Net income (loss)	4.3	4.4	(2.9)	4.1	2.2

Weighted average number of shares outstanding		11,680,718	11,567,984	11,680,718	11,679,820
Dilutive potential shares from stock-options		— (a)	59,240	— (a)	11,530

Dilutive weighted average number of shares outstanding		11,680,718	11,627,224	11,680,718	11,691,350

Net income (loss) per share
Basic		0.38	(0.25)	0.35	0.19
Diluted		0.38	(0.25)	0.35	0.19

(a)  Effects of stock options were anti-dilutive

See notes to Consolidated Financial Statements

The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from Euros at the Noon Buying Rate in New York City on September 30, 2002, which was U.S.$0.9879 per Euro.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Nine months ended

	September 30,

	2002	2002	2001

	U.S. $	€	€
	(in millions)
Cash flows from operating activities
Net income (loss)	4.3	4.4	(2.9)
Depreciation and amortization	52.1	52.7	57.1
Multi-client surveys amortization	61.8	62.6	48.1
Net loss (gain) on sale of assets	3.5	3.6	(0.4)
Deferred income taxes	0.5	0.5	(0.3)
Minority interest	0.9	0.9	—
Equity in income of investees, net of dividends	(0.9)	(0.9)	(5.2)
Increase (decrease) in other long-term liabilities	0.3	0.3	(5.4)
Other non-cash items	1.7	1.7	12.6
Increase/decrease in operating assets and liabilities:
(Increase) decrease in trade accounts and notes receivable	35.0	35.4	32.8
(Increase) decrease in inventories and work in progress	2.2	2.2	(19.1)
(Increase) decrease in other current assets	(10.1)	(10.2)	(12.0)
Increase (decrease) in trade accounts and notes payable	(6.1)	(6.2)	(9.8)
Increase (decrease) in other current liabilities	(14.3)	(14.5)	6.4

Net cash provided by operating activities	130.9	132.5	101.9

Cash flows from investing activities
Purchases of property, plant and equipment (a)	(104.3)	(105.6)	(35.9)
Investments in multi-client surveys	(98.0)	(99.2)	(54.5)
Proceeds from sale of assets	10.5	10.6	3.5
Cash paid for acquired businesses, net of cash acquired	—	—	(29.7)
Investments in and advances to companies under the equity method	(1.3)	(1.3)	—
Decrease (increase) in other investments	(0.2)	(0.2)	(0.7)

Net cash used in investing activities	(193.3)	(195.7)	(117.3)

Cash flows from financing activities
Repayment of long-term debt	(50.3)	(50.9)	(111.7)
Issuance of long-term debt	111.3	112.7	127.0
Repayment of capital lease obligations	(9.5)	(9.6)	(7.7)
Government research grants received	—	—	0.1
Government research grants repaid	(0.2)	(0.2)	(1.1)
Increase (decrease) in bank overdrafts	6.2	6.3	(3.4)
Net proceeds from capital increase	—	—	0.2
Contribution from minority shareholders	—	—	—

Net cash provided by (used in) financing activities	57.5	58.3	3.4

Effects of exchange rate changes on cash	3.1	3.1	1.1
Net increase (decrease) in cash and cash equivalents	(1.8)	(1.8)	(10.9)
Cash and cash equivalents at beginning of year	56.0	56.7	60.0

Cash and cash equivalents at end of period	54.2	54.9	49.1

(a) not including equipment acquired under capital leases	7.7	7.8	5.9

See notes to Consolidated Financial Statements

The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from Euros at the Noon Buying Rate in New York City on September 30, 2002, which was U.S.$0.9879 per Euro.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Additional		Cumulative	Total
	Number of	Share	paid-in	Retained	translation	shareholders'
	shares	capital	capital	Earnings	adjustment	equity

	(in € million, except for number of shares and U.S. dollar amounts)
Balance at January 1, 2001	10,086,389	15.4	329.0	(30.3)	6.6	320.7

Capital increase	1,594,329	8.0	100.5			108.5
Net income				15.7		15.7
Foreign currency translation					15.0	15.0
Other			(82.0)	84.9		2.9

Balance at December 31, 2001	11,680,718	23.4	347.5	70.3	21.6	462.8

Capital increase
Net income				4.4		4.4
Foreign currency translation					(26.0)	(26.0)
Other			(36.9)	36.9		—

Balance at September 30, 2002 (Unaudited)	11,680,718	23.4	310.6	111.6	(4.4)	441.2

Balance at September 30, 2002 (in millions of U.S. $, Unaudited)		23.1	306.8	110.2	(4.3)	435.8

See notes to Consolidated Financial Statements

The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from Euros at the Noon Buying Rate in New York City on September 30, 2002, which was U.S.$0.9879 per Euro.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 1—Summary of significant accounting policies

The accounting principles applied by the Group in the preparation of the accompanying financial statements are in conformity with accounting principles generally accepted in France (“French GAAP”) and comply with the regulation Number 99-02 approved by the decree dated June 22, 1999 of the French “Comité de la Réglementation Comptable”.

French GAAP differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Notes 3, 4 and 5 describe the principal differences between French GAAP and U.S. GAAP as they relate to CGG and its subsidiaries
(“ the Group”), and reconcile net income and shareholders’ equity to U.S. GAAP as of and for the period ended September 30, 2002.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from Euro at the Noon Buying Rate in New York City on September 30, 2002: € 1.00 = US$ 0.9879.

Note 2—Analysis by operating segment

The following tables present revenues, operating income and identifiable assets by operating segment, revenues by geographic zone (by origin) as well as net sales by geographic zone based on the location of the customer. The Group principally services the oil and gas exploration and production industry and currently operates in two industry segments:

•	Geophysical services, which consist of (i) land seismic acquisition, (ii) marine seismic acquisition, (iii) other geophysical acquisition, including activities not exclusively linked to oilfield services, and (iv) data processing, and data management;

•	Products, which consist of the manufacture and sale of equipment involved in seismic data acquisition, such as recording and transmission equipment and vibrators for use in land seismic acquisition, and software development and sales.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

	Nine months ended September 30, 2002					Nine months ended September 30, 2001

			Eliminations					Eliminations
			and		Consolidated			and		Consolidated
	Services	Products	Adjustments		Total	Services	Products	Adjustments		Total

	(in € million)					(in € million)
Revenues from unaffiliated customers	356.7	133.4			490.1	368.8	188.0			556.8
Inter-segment revenues	0.6	67.1	(67.7)		—	1.6	25.2	(26.8)		—

Operating revenues	357.3	200.5	(67.7)		490.1	370.4	213.2	(26.8)		556.8

Operating income (loss)	13.1	36.1	(14.7	)(a)	34.5	(14.8)	49.9	(10.6	)(a)	24.5

Equity income (loss) of investees	4.6	(0.8)	—		3.8	6.7	0.1	—		6.8
Capital expenditures (b)	220.2	3.9	(11.5)		212.6	97.1	5.7	(6.5)		96.3
Depreciation and amortization (c)	110.1	9.3	(4.4)		115.0	95.6	13.3	(4.1)		104.8
Corporate assets amortization					0.3					0.4
Investments in companies under equity method	1.3	—	—		1.3	—	—	—		—

Identifiable assets	754.3	230.0	(48.4)		935.9	633.3	282.6	(46.0)		869.9

Unallocated and corporate assets					90.5					102.7

Total assets					1,026.4					972.6

(a)	Includes general corporate expenses of €8.5 million for the nine months ended September 30, 2002 and €6.0 million for the comparable period in 2001.

(b)	Includes investments in multi-client surveys of €99.2 million for the nine months ended September 30, 2002 and €54.5 million for the comparable period of 2001, and equipment acquired under capital leases, of which there was €7.8 million in the nine months ended September 30, 2002 and €5.9 million for the comparable period of 2001.

(c)	Includes multi-client amortization of €62.6 million for the nine months ended September 30, 2002 and €48.1 million for the comparable period of 2001, and goodwill amortization for our Services and Products segments of €1.0 million and €3.8 million, respectively, for the nine months ended September 30, 2002 and €0.9 million and €4.0 million, respectively, for the comparable period of 2001.

	Three months ended September 30, 2002					Three months ended September 30, 2001

			Eliminations					Eliminations
			and		Consolidated			and		Consolidated
	Services	Products	Adjustments		Total	Services	Products	Adjustments		Total

	(in € millions)					(in € millions)
Revenues from unaffiliated customers	124.4	29.4			153.8	123.1	55.6			178.7
Inter-segment revenues	0.2	27.9	(28.1)		—	0.3	9.2	(9.5)		—

Operating revenues	124.6	57.3	(28.1)		153.8	123.4	64.8	(9.5)		178.7

Operating income (loss)	11.2	10.8	(4.4	)(a)	17.6	(3.1)	17.0	(3.7	)(a)	10.2

Equity income (loss) of investees	2.6	—			2.6	2.5	(0.3)	2.2		2.2
Capital expenditures (b)	86.1	2.1	(3.2)		85.0	41.9	1.5	(1.4)		42.0
Depreciation and amortization (c)	40.5	2.7	(1.7)		41.5	34.6	4.4	(1.3)		37.7
Corporate assets amortization					0.1					0.2
Investments in companies under equity method	1.1	—	—		1.1	—	—	—		—

(a)	Includes general corporate expenses of €3.1 million for the three months ended September 30, 2002 and €2.2 million for the comparable period in 2001.

(b)	Includes investments in multi-client surveys of €38.8 million for the three months ended September 30, 2002 and €23.5 million for the comparable period of 2001, and equipment acquired under capital leases, of which there was €2.7 million in the three months ended September 30, 2002 and €4.1 million for the comparable period of 2001.

(c)	Includes multi-client amortization of €23.4 million for the three months ended September 30, 2002 and €19.0 million for the comparable period of 2001, and goodwill amortization for our Services and Products segments of €0.4 million and €1.1 million, respectively, for the three months ended September 30, 2002 and €0.3 million and €1.3 million, respectively, for the comparable period of 2001.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

Note 3—Summary of differences between accounting principles followed by the Group and U.S. GAAP

The accompanying consolidated financial statements have been prepared in accordance with French GAAP, which differ in certain significant respects from U.S. GAAP. These differences relate mainly to the following items, and the necessary adjustments are shown in the tables in Note 4.

Derivative instruments and hedging activity

Under French GAAP, derivative instruments used as hedges are not recognized in the balance sheet, and hedging gains and losses are recorded in the same period as the income or loss on the hedge transactions.

Under U.S. GAAP beginning January 1, 2001 with the adoption of SFAS No. 133, all derivative instruments are recorded in the balance sheet at fair value. Specifically,

•	hedge accounting may only be applied to hedges meeting strict criteria and SFAS No. 133 defines new requirement for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting;

•	for derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity (Other Comprehensive Income), then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs;

•	for derivatives qualifying as fair value hedges, changes in fair value of both the derivative and the hedged item are recognized in earnings;

•	for embedded derivatives in long-term contracts in foreign currencies (primarily U.S. dollar), revenue and expenses with a non-U.S. client or supplier are recognized at the forward exchange rate negotiated at the beginning of the contract. The variation of fair market value of the embedded derivative foreign exchange contracts is recognized in earnings;

•	if hedge accounting is not applied, changes in the fair value of derivative instruments are recorded in earnings.

Goodwill
 According to French GAAP, goodwill is amortized on a straight-line basis over its estimated useful life.

Under U.S. GAAP, applying SFAS No.141 and No.142 (“Business Combinations” and “Goodwill and Other Intangible Assets”), goodwill is no longer amortized on a straight-line basis over its estimated useful life; instead, an impairment test, based on fair value, is performed at least annually.

Stock-based compensation
 Under French GAAP, no compensation cost is recognized for stock options.

For U.S. GAAP purposes, the stock-based compensation plans qualify as fixed plans under U.S. GAAP, compensation cost is recorded under APB25 equal to the excess, if any, of the market price over the exercise price of the underlying shares at the date of grant.

Note 4—Reconciliation to u.s. gaap

•	Consolidated Net Income

	September 30,	December 31,

	2002	2001

	(unaudited)
( in € million, except per share data)
Net income (loss) as reported in the Statement of Operations	4.4	15.7
Goodwill amortization	4.8	—
Derivative instruments and hedging activities	(2.8)	(6.4)

Net income (loss) according to U.S. GAAP	6.4	9.3

Weighted average number of shares outstanding	11,680,718	11,609,393
Dilutive potential shares from stock-options	34,525	33,321

Dilutive weighted average number of shares outstanding	11,715,243	11,642,714
Net income (loss) per share
Basic	0.55	0.80
Diluted	0.55	0.80

•	Shareholders’ Equity

	September 30,	December 31,

	2002	2001

(in € million)	(unaudited)

Shareholders’ equity as reported in the Consolidated Balance Sheets	441.2	462.8
Cumulative effect adjustment	(6.4)	—
Goodwill amortization	4.8	—
Derivative instruments and hedging activities	(2.8)	(6.4)
Other comprehensive income	—	—

Shareholders’ equity according to U.S. GAAP (1)	436.8	456.4

(1) Including comprehensive income of € (17.4) million for the nine months ended September 30, 2002 and € 24.2 for the year 2001

Note 5—Additional U.S. GAAP disclosures

Recent U.S. Accounting Pronouncements

     In April 2002, the Financial Accounting Standards Board issued SFAS 145, “Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections”. This Statement amends FASB Statement 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The rescission of SFAS 4 is effective for fiscal years beginning after May 15, 2002. The other provisions are effective for transactions occurring on or after May 15, 2002. The Group is currently reviewing this statement to measure the potential impact on its results of operations and financial position upon the full adoption of SFAS 145.

     In June 2002, the Financial Accounting Standards Board issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This statement addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, and nullifies EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit an Activity (including Certain Costs Incurred in a Restructuring)”. Under SFAS 146 the cost associated with an exit or disposal activity is recognized in the periods in which it is incurred rather than at the date the company committed to the exit plan. This statement becomes effective for exit or disposal activities initiated after December 31, 2002 with earlier application encouraged. The Group is currently reviewing this statement to measure the potential impact on its results of operations and financial position.

Other U.S. Accounting Standards

     On January 1, 2002, the Group adopted SFAS N°141, “Business Combinations” and SFAS N°142, “ Goodwill and Other Intangible Assets”.

     SFAS N°142 is effective for fiscal years beginning after December 15, 2001, although goodwill on business combinations consummated after July 1, 2002 is not amortized.

     As recommended by this Statement, the Group evaluated first the fair value for the reporting units and compared them to the book value. The Group concluded that the fair value of the reporting units was higher than the book value and did not need to perform the second step, which consists in determining the impairment.

     The impact of adoption of these statements on the Group’s net income as of September 30, 2002 and 2001, and December 31, 2001 (pro forma) is as follows:

	September 30,	September 30,	December 31,
(in euro million except per share data)	2002	2001	2001

Net income (loss) reported	4.4	(2.9)	15.7
Restatement: amortization of goodwill	4.8	4.9	6.5

Net income (loss) restated	9.2	2.0	22.2

Net income (loss) per share restated
-Basic	0.8	(0.2)	1.9
-Diluted	0.8	(0.2)	1.9

     In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by a sale consistent with the fundamental provisions of SFAS No. 121. While it supersedes portions of APB Opinion 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded as net realizable value, and future operating losses are no longer recognized before they occur. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with an early application encouraged. The provisions of SFAS No. 144 are generally to be applied prospectively. The Group adopted SFAS No.144 on January 1, 2002 and this adoption had no impact on the Group’s net income.

Item 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Factors Affecting Results of Operations

     We divide our businesses into two segments, geophysical services and geophysical products. Operationally, the Services segment is organized into three strategic business units, or SBUs:

•	the Land SBU for land and shallow water seismic acquisition activities;

•	the Offshore SBU for marine seismic acquisition, multi-client library sales and borehole seismic services; and

•	the Processing & Reservoir SBU for seismic data processing, data management and reservoir studies.

     We have organized our Services segment in this way since 1999.

     Our Products segment includes primarily our equipment manufacturing subsidiaries comprising Sercel.

     During 2000 and 2001, our operational capability was enhanced by several strategic acquisitions, which broadened the market presence of both our Products segment and our Offshore strategic business unit (“SBU”). During the nine months ended September 30, 2002, there were no further strategic acquisitions, but we did dispose of our shareholding in Paradigm Geophysical Ltd., as described below in “Acquisitions and Dispositions”. In addition, in October 2002 we signed a letter of intent with Baker Atlas, a division of Baker Hughes Incorporated, to sell to Baker Atlas our borehole seismic data acquisition business and to form a venture with Baker Atlas for the processing and interpretation of borehole seismic data. During 2000 and 2001, our shareholders’ equity increased by an aggregate of €191 million, and shareholders equity in the nine months ended September 30, 2002 decreased by an aggregate of €22 million. We issued U.S.$170 million (€191 million) of seven-year senior notes at the end of 2000, with an additional offering in February 2002 of U.S.$55 million (€62 million) of such notes.

     Overall demand for geophysical services is dependent upon spending by oil and gas companies for exploration, production, development and field management activities. This spending depends in part on present and expected future oil and gas prices. Most of 1999 was characterized by depressed oil prices, which resulted in lower levels of cash flow for oil and gas companies and lower spending on exploration and production, including geophysical services. Oil and gas prices increased significantly from mid-1999 through 2000, resulting in a modest increase in spending on geophysical services by our clients. In early 2001, economic conditions in Europe and the United States began to deteriorate, and oil and gas prices declined. The events of September 11, 2001 compounded the worsening economic climate. These conditions, in turn, resulted in a reduction in energy demand and downward pressure on energy prices, particularly gas in North America. Energy prices in recent months have fluctuated at a more favorable level in an environment of uncertainty, which has assisted the continued recovery of the seismic industry market, albeit at a slower rate. We believe that this resilience resulted in particular from the necessity for the major oil and gas operators to replace reserves which otherwise are currently being depleted at a rate estimated by industry analysts at 5 to 10% per year.

     Revenues in the nine months ended September 30, 2002 decreased 14% compared with our revenues for the nine months ended September 30, 2001. Expressed in U.S. dollars, the decrease amounted to 4%. This decrease resulted primarily from a slowdown in our Land SBU which experienced a decrease in revenues of 17% in the nine months ended September 30, 2002 compared to the same period in 2001 as well as in our Products segment. Revenues from our Offshore SBU were stable despite the sale of our radio positioning business in December 2001 and the upgrading of one of our vessels which put it out of service from January through July of 2002. Revenues from our Processing & Reservoir SBU increased 17% in the nine months ended September 30, 2002 compared to the same period in 2001. Revenues for the nine months ended September 30, 2002 for our Products segment decreased 29% compared to the same period in 2001, in a weaker equipment market globally. Expressed in U.S. dollars, the decrease amounted to 27%. Our backlog as of September 30, 2002 was €311 million (U.S.$307 million), compared to €307 million (U.S.$279 million) as of September 30, 2001, representing in U.S. dollars a 10% increase, which was attributable to our Services segment.

     Our results of operations have also been affected by the shift in the offshore market towards a higher proportion of non-exclusive surveys, which have larger initial financing requirements. Non-exclusive surveys accounted for approximately 65% of our marine seismic activities in 2000. In 2001, our marine seismic activities were more evenly balanced between exclusive and non-exclusive surveys, with non-exclusive surveys accounting for approximately 43% of our marine seismic activities in 2001. For the nine months ended September 30, 2002, non-exclusive surveys accounted for approximately 69% of our marine seismic activities due to an important survey conducted during the year 2002 that was highly pre-committed by Petrobras in Brazil.

Acquisitions and Dispositions

     On May 21, 2002, Talamantes B.V., a Dutch company and Paradigm Geophysical Ltd (“PGEO”) entered into an Agreement of Merger (the “Merger Agreement”) providing for the merger of PGEO into Talamentes or one of its subsidiaries (the “Merger”). Pursuant to the Merger Agreement, all PGEO outstanding ordinary shares were to be converted into the right to receive $5.15 in cash each (the “ Merger Consideration”), without interest thereon. In consideration of the execution of the Merger Agreement by PGEO, CGG entered into a voting agreement, dated as of May 21, 2002, with Talamantes, by which CGG agrees to vote in favor of the Merger.

     The Merger was completed on August 13, 2002 and the shares CGG held in PGEO were therefore converted into the right to receive the Merger Consideration payable upon surrender of the relevant share certificate. We received a total of U.S.$ 7.7 million in Merger Consideration.

     Effective December 24, 2001, we sold the three companies comprising our radio positioning business to Fugro N.V. (“Fugro”), a Dutch corporation, for €7 million in cash.

     On January 16, 2001, we acquired two marine seismic vessels and certain seismic data from an affiliate of Aker. As consideration for this acquisition, we paid U.S.$25 million in cash, which we funded using a portion of the proceeds of our offering of senior notes in November 2000, and we issued 1,591,407 shares of our common stock at a value of approximately €69.27 per share, representing approximately €110 million, to Aker.

Critical Accounting Policies

     Our significant accounting policies, which we have applied consistently in all material respect, are more fully described in Note 1 to our consolidated annual financial statements contained in our Annual Report for the year 2001 on Form 20-F. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. As we must exercise significant judgment when we apply these policies, their application is subject to an inherent degree of uncertainty. We believe the following critical accounting policies require our more significant judgments and affect estimates used in the preparation of our consolidated financial statements.

Multi-client survey accounting

     Within our Services segment, when we acquire and process data on a non-exclusive basis, we recognize revenue when services are performed and invoiced to the customer. We amortize multi-client survey data over the expected marketing period for the related survey (generally between three and seven years), on a pro-rata method based on recognized revenues as a percentage of total estimated revenues. We estimate total revenues based on a combination of factors, including our experience in the relevant geographical region of the survey and market conditions in that region. Generally, the revenues we have recognized have not differed materially from our estimates. Future adverse changes in market conditions in the applicable geographic area could, however, cause material differences and require a downward adjustment to the net book value of the survey.

Exclusive survey accounting

     Within our Services segment, when we acquire or process seismic data on an exclusive contract basis, we recognize revenue using the percentage of completion method. Use the percentage of completion method requires us to make estimates of our future costs under the related contract.

Goodwill amortization and impairment of long-lived assets

     We amortize goodwill on a straight-line basis over future periods of benefit, as estimated by management, which may range from five to twenty years. We select the period of benefit on the strategic significance of the asset acquired.

     We assess the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include the following:

•	significant underperformance relative to expected operating results based upon historical and/or projected data;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

     When we determine that the carrying value of intangibles, long-lived assets and goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we compare that the carrying value of each group of autonomous assets (independent operating units or subsidiaries) with the undiscounted cash flows that they are expected to generate based upon our expectations of future economic and operating conditions. Should this comparison indicate that an asset is impaired, the write-

down recognized is equivalent to the difference between carrying value and either value or the sum of discounted future cash flows.

Three months ended September 30, 2002 compared with three months ended September 30, 2001

Revenues by Activity

     The following table sets forth our consolidated operating revenues by activity, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Three months ended September 30,

	2002		2001

	(in € million, except percentages)
Land SBU	43.9	28%	46.9	26%
Offshore SBU	50.4	33	50.2	28
Processing & Reservoir SBU	30.2	20	25.9	15

Services	124.5	81%	123.0	69%
Products	29.3	19	55.7	31

Total	153.8	100%	178.7	100%

Revenues by Region (by location of customers)

     The following table sets forth our consolidated operating revenues by region, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Three months ended September 30,

	2002		2001

	(in € million, except percentages)
Americas	59.7	39%	57.9	32%
Asia-Pacific/Middle East	38.5	25	48.0	27
Europe and CIS	27.6	18	49.7	28
Africa	28.0	18	23.1	13

Total	153.8	100%	178.7	100%

Operating Revenues

     Our consolidated operating revenues for the three months ended September 30, 2002 decreased 14% to Euros 153.8 million from Euros 178.7 million for the comparable period in 2001. Because approximately 85% of our operating revenues during the periods under review were in U.S. dollars, the decrease in the value of the U.S. dollar against the Euro that occured during the three months ended September 30, 2002 had a negative impact on our operating revenues as expressed in Euros in our financial statements. Expressed in U.S. dollars, our consolidated operating revenues decreased 4% to U.S.$151.6 million from U.S.$157.7 million in 2001. This decrease was primarily attributable to decreases in operating revenues from our Products segment and to a lesser extent our Land SBU.

     Services

     Operating revenues for our Services segment (excluding internal sales) increased 1% to Euros 124.5 million for the three months ended September 30, 2002 from Euros 123.0 million for the comparable period in 2001. Expressed in U.S. dollars, operating revenues increased 13%.

     Land SBU. Operating revenues for our Land SBU decreased 6% for the three months ended September 30, 2002 to Euros 43.9 million from Euros 46.9 million for the comparable period in 2001. Expressed in U.S. dollars, operating revenues increased slightly by 4%. During the period, 15 crews on average were in operation compared to 14 for the comparable period in 2001.

   Offshore SBU. Operating revenues for our Offshore SBU were stable at Euros 50.4 million in the three months ended September 30, 2002 compared with the comparable period in 2001. Despite the temporary unavailability of the CGG Mistral from January through July 2002 and the sale of our radio positioning business, operating revenues have been maintained due to better operating performance of our vessels and improved pricing for certain exclusive studies. Multi-client data sales increased 25% to Euros 35.1 million for the three months ended September 30, 2002 from Euros 28.0 million for the comparable period of 2001 due to the high level of pre-commitment sales for surveys in progress. Multi-client after-sales during the three months ended September 30, 2002 were also stronger than in the comparable period of 2001. Exclusive contracts accounted for 31% of our marine seismic sales for the three months ended September 30, 2002.

   Processing & Reservoir SBU. Operating revenues for our Processing & Reservoir SBU for the three months ended September 30, 2002 increased 17% to Euros 30.2 million from Euros 25.9 million for the comparable period in 2001. This increase is primarily due to continued high-end product market penetration.

   Products

     Operating revenues for our Products segment decreased by 12% to Euros 57.3 million for the three months ended September 30, 2002 from Euros 64.8 million for the comparable period in 2001. Expressed in U.S. dollars, operating revenues for our Products segment decreased 4%. Excluding intra-group sales, revenues decreased 47% to Euros 29.3 million for the three months ended September 30, 2002 compared to Euros 55.7 million for the comparable period in 2001. Expressed in U.S. dollars, external revenues decreased 41%. A weaker demand for land products, which reached an all time high in the third quarter of 2001, was partly offset by increased demand for new marine products incorporating our new Solid Seal technology, which was used in the refitting of the CGG Mistral.

Operating Expenses

     Cost of operations, including depreciation and amortization, decreased 22% to Euros 108.4 million for the three months ended September 30, 2002 from Euros 138.6 million for the comparable period in 2001. As a percentage of operating revenues, cost of operations decreased to 70% in the three months ended September 30, 2002 compared to 78% in the comparable period of 2001 due to improvements in our cost efficiency and productivity. Gross profit increased 13% to Euros 45.4 million for the three months ended September 30, 2002 compared to Euros 40.1 million for the comparable period in 2001.

     Research and development expenditures, net of government grants, decreased 34% to Euros 6.5 million for the three months ended September 30, 2002 compared to Euros 9.8 million in the comparable period in 2001. The decrease resulted from costs generated by developing and testing prototype marine products in 2001.

     Selling, general and administrative expenses for the three months ended September 30, 2002 increased 7% to Euros 21.3 million from Euros 19.9 million in the comparable period in 2001, essentially due to the payment of certain corporate consulting fees As a percentage of operating revenues, selling, general and administrative costs increased to 14% for the for the three months ended September 30, 2002 compared to 12% in the comparable period in 2001.

Operating Income (Loss)

     We had an operating income (before amortization of goodwill) of Euros 17.6 million for the three months ended September 30, 2002 compared to Euros 10.2 million for the comparable period of 2001.

     Operating income from our Services segment was Euros 11.2 million in the three months ended September 30, 2002 compared to an operating loss of Euros 3.1 million for the comparable period of 2001. Offshore and Processing SBUs improved significantly their profitability for the three months ended September 30, 2002 compared to the comparable period of 2001.

     Operating income from our Products segment was Euros 10.8 million in the three months ended September 30, 2002 compared to Euros 17.0 million for the comparable period of 2001. The decrease resulted essentially from a different product mix and the decreased demand for land products, which generally carry a higher profit margin than marine products.

Financial Income and Expenses, Net

     Net interest expense increased 39% to Euros 8.5 million for the three months ended September 30, 2002 from Euros 6.1 million for the comparable period in 2001. The issuance of an additional U.S. $55 million 10 5/8 % Senior Notes due 2007 in February 2002 increased our cost of debt.

     Foreign exchange gains were Euros 0.9 million for the three months ended September 30, 2002, due to favorable hedges, compared to a Euros 1.1 million foreign exchange gain for the comparable period in 2001.

Equity in Income (Losses) of Investees

     Income from investments accounted for under the equity method increased 18% to Euros 2.6 million for the three months ended September 30, 2002 from Euros 2.2 million compared to the comparable period in 2001 essentially due to the performance of Argas, our joint venture in Saudi Arabia.

Income Taxes

     Income taxes increased to Euros 6.2 million for the three months ended September 30, 2002 from Euros 3.6 million for the comparable period in 2001, principally attributable to a different mix of our activity, particularly in certain countries where our operations were subject to taxation based on revenues.

     Since we earn the majority of our taxable income outside of France, foreign taxation significantly affects our overall income tax expense. We are not subject to a worldwide taxation system and the income tax paid in foreign countries, mainly when based on revenues, does not generate comparable tax credits in France.

Net Income (Loss)

     Net income for the three months ended September 30, 2002 was Euros 4.1 million compared to Euros 2.2 million for the comparable period in 2001.

Nine months ended September 30, 2002 compared with nine months ended September 30, 2001

Revenues by Activity

     The following table sets forth our consolidated operating revenues by activity, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Nine months ended September 30,

	2002		2001

	(in € million, except percentages)
Land SBU	126.5	26%	152.6	27%
Offshore SBU	140.9	29	139.6	25
Processing & Reservoir SBU	89.3	18	76.5	14

Services	356.7	73%	368.7	66%
Products	133.4	27	188.1	34

Total	490.1	100%	556.8	100%

Revenues by Region (by location of customers)

     The following table sets forth our consolidated operating revenues by region, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Nine months ended September 30,

	2002		2001

	(in € million, except percentages)
Americas	202.2	42%	178.0	32%
Asia-Pacific/Middle East	118.8	24	150.6	27
Europe and CIS	89.6	18	133.8	24
Africa	79.5	16	94.4	17

Total	490.1	100%	556.8	100%

Operating Revenues

     Our consolidated operating revenues for the nine months ended September 30, 2002 decreased 12% to Euros 490.1 million from Euros 556.8 million for the comparable period in 2001. Expressed in U.S. dollars, our consolidated operating revenues decreased 9% to U.S.$ 452.2 million from U.S.$ 497.6 million in 2001.

     Services

     Operating revenues for our Services segment (excluding internal sales) for the nine months ended September 30, 2002 decreased 3% to Euros 356.7 million from Euros 368.7 million for the comparable period in 2001. This decrease was due to a decrease in operating revenues in our Land SBU. However, expressed in U.S. dollars, operating revenues for our Service segment were stable.

     Land SBU. Operating revenues for our Land SBU for the nine months ended September 30, 2002 decreased 17% to Euros 126.5 million compared to Euros 152.6 million for the comparable period in 2001. This significant downturn in activity is a consequence of our low backlog in the fourth quarter of 2001, which mainly affected the first quarter of 2002. During the first nine months of 2002, 13 crews on average were in operation compared to 14 crews on average for the comparable period in 2001.

     Offshore SBU. Operating revenues for our Offshore SBU for the nine months ended September 30, 2002 increased to Euros 140.9 million compared to Euros 139.6 million for the comparable period in 2001.

     Multi-client data sales increased 41% to Euros 96 million for the nine months ended September 30, 2002 from Euros 68 million for the comparable period in 2001 essentially due to high level of pre-commitment sales. Exclusive contracts accounted for 31% of our offshore sales for the nine months ended September 30, 2002 compared to 50% for the comparable period in 2001.

     Processing & Reservoir SBU. Operating revenues for our Processing & Reservoir SBU for the nine months ended September 30, 2002 increased 17% to Euros 89.3 million compared to Euros 76.5 million for the comparable period in 2001, due to the increased penetration of our high end products.

     Products

     Operating revenues for our Products segment in the nine months ended September 30, 2002 decreased 6% to Euros 200.5 million compared to Euros 213.2 million for the comparable period in 2001. Expressed in U.S. dollars, operating revenues decreased 3%. Excluding intra-group sales, operating revenues decreased 29% to Euros 133.4 million for the nine months ended September 30, 2002 compared to Euros 188.1 million for the comparable period in 2001. Sales of land products experienced softer demand from international contractors than in the prior period, while marine sales benefited from sales of products incorporating Solid Seal technology.

Operating Expenses

     Cost of operations, including depreciation and amortization, decreased 18% to Euros 368.0 million for the nine months ended September 30, 2002 from Euros 448.3 million in the comparable period of 2001. As a percentage of operating revenues, cost of operations decreased to 75% in the first nine months of 2002 compared to 81% in the first nine months of 2001 essentially due to more efficient operations, principally in the Offshore SBU. Gross profit increased to Euros 122.1 million for the nine months ended September 30, 2002 compared to Euros 108.5 million for the comparable period in 2001.

     Research and development expenditures, net of government grants, decreased 22% to Euros 20.6 million compared to Euros 26.3 million in the comparable prior period due to costs for developing and testing prototype marine products in 2001.

     Selling, general and administrative expenses increased 9% to Euros 64.2 million for the nine months ended September 30, 2002 compared to Euros 59.1 million for the comparable period in 2001, due to the payment of certain corporate consulting fees and a reclassification in the first quarter of 2002 of certain amounts formerly accounted for as cost of sales. As a percentage of operating revenues, selling, general and administrative costs increased to 13% in the nine months ended September 30, 2002 compared to 11% in the comparable period in 2001.

     Other expenses amounted to Euros 2.8 million for the nine months ended September 30, 2002. This amount included non-recurring losses resulting from streamer damage on one of our seismic vessels and the loss related to the sale of Paradigm stock in August 2002.

Operating Income (Loss)

     We had an operating income for the nine months ended September 30, 2002 of Euros 34.5 million compared to an operating income of Euros 24.5 million in the comparable period in 2001.

     Operating income from our Services segment was Euros 13.1 million for the nine months ended September 30, 2002 compared to an operating loss of Euros 14.8 million for the comparable period of 2001. This significant increase resulted primarily from the improvement of the profitability in our Offshore and Processing SBUs.

     Operating income from our Products segment was Euros 36.1 million for the first nine months of 2002 compared to Euros 49.9 million for the comparable period of 2001. The decrease was due to a different product mix and the decreased demand for land products, which generally carry a higher profit margin than marine products.

Financial Income and Expenses, Net

     Net interest expense increased 28% in the nine months ended September 30, 2002 to Euros 22.8 million from 17.8 million during the comparable period in 2001. The issuance of an additional U.S. $55 million 10 5/8 % Senior Notes due 2007 in February 2002 increased our cost of debt.

     Net debt was Euros 275 million as of September 30, 2002 compared to Euros 239 million as of September 30, 2001.

     Foreign exchange gain was Euros 5.6 million for the nine months of 2002 compared to a foreign exchange loss of Euros 1.3 million for the comparable period in 2001 due primarily to the weakening of the U.S. dollar against the Euro that began during the second quarter of 2002 and our hedging policy. In connection with hedging our currency exposure risks, we hedged the U.S. dollar by forward sales, which could have either a favorable or adverse impact on financial result due to the actual variation in the exchange rate for the Euro and the U.S. dollar.

Equity in Income (Losses) of Investees

     Income from investments accounted for under the equity method decreased to Euros 3.8 million in the first nine months of 2002 from Euros 6.8 million in the comparable period of 2001, primarily due to the strong performance of Argas, our Saudi Arabian joint venture, in 2001.

Income Taxes

     Income taxes increased to Euros 11.0 million for the nine months ended September 30, 2002 from Euros 10.2 million for the nine months ended September 30, 2001. We are not subject to a worldwide taxation system and the income tax paid in foreign countries, mainly based on revenues, does not generate comparable tax credits in France, our principal place of business.

Net Income (Loss)

     Net income for the nine months ended September 30, 2002 was Euros 4.4 million compared to a net loss of Euros 2.9 million for the comparable period in 2001, after deducting minority interest of Euros (0.9 million) resulting from our 50% interest in the entity that was formed for the purpose of directly owning the CGG Mistral.

Liquidity and Capital Resources

     Our principal needs for capital are the funding of ongoing operations, capital expenditures, investments in our multi-client data library and acquisitions.

Operations

     For the nine months ended September 30, 2002, our net cash provided by operating activities, before changes in working capital, was Euros 125.8 million compared to Euros 103.6 million for the comparable period of 2001. Changes in working capital in the nine months ended September 30, 2002 had a positive impact on cash from operating activities of Euros 6.7 million compared to a negative impact of Euros 1.7 million in the comparable period in 2001.

Investing Activities

     During the nine months ended September 30, 2002, we incurred capital expenditures of Euros 113.4 million (including Euros 7.8 million of equipment acquired under capital lease), related primarily to the upgrading of the CGG Mistral and the investment in Solid Seal technology for our Amadeus seismic vessel, and the acquisition of 408UL seismic data recording systems.

     During the nine months ended September 30, 2002, we also invested Euros 99.2 million in our multi-client library, primarily in deepwater areas offshore in the Gulf of Mexico and Brazil. As of September 30, 2002, the net book value of our marine multi-client data library was Euros 122 million compared to Euros 88 million as of September 30, 2001.

     Net cash used in investing activities after taking into account the proceeds from the sale of Paradigm stock was Euros 198 million.

Financing Activities

     On September 15, 1999, we entered into a new multi-currency U.S.$130 million syndicated credit facility with a group of banks led by Société Générale and Natexis Banques Populaires. The facility consolidated and replaced approximately 80% of our existing bank lines at that date and consists of a five-year U.S.$90 million tranche, which began amortizing after September 15, 2002, and a U.S.$40 million tranche due in two years (which we repaid). The syndicated credit facility bears interest at a graduated rate beginning with a spread of 175 basis points over three-month LIBOR, PIBOR or EURIBOR until September 15, 2000 and averages 150 basis points over these rates for the life of the loan thereafter. We agreed to limitations on our net debt compared to equity, excluding goodwill, (1.3, 1.15 and 1.0 for the periods ending June 30, 2000, June 30, 2001 and June 30, 2004, respectively), to the maintenance of a net debt to EBITDA ratio (3.0, 2.5 and 2.0 for the periods ending June 30, 2000, June 30, 2001 and June 30, 2004, respectively), to a minimum net worth test (minimum equity of €122 million, €137 million and €160 million for the periods ending June 30, 2000, June 30, 2001 and June 30, 2004, respectively) and to the completion of a capital increase of not less than €46 million by December 31, 1999 as part of the syndicated facility. In addition, we granted the lenders under the syndicated facility a lien on the accounts receivable of CGG and Sercel S.A. in an amount up to the amount of any outstanding borrowings under these facilities.

     On August 31, 2000, we signed an agreement with our bank syndicate, including Royal Bank of Canada as a new participant, to extend our main syndicated line of credit from U.S.$130 million to U.S.$180 million. The additional U.S.$50 million tranche C was entirely subscribed by Royal Bank of Canada, and expired in November 2000 upon repayment in full of Tranche C with a portion of the net proceeds from our offering of senior notes in November 2000. We accepted certain additions to the collateral to this line of credit and consequently pledged in favor of the banks the shares of Sercel Holding S.A. This pledge expired automatically on September 30, 2001.

     On November 22, 2000, we issued U.S.$170 million aggregate principal amount of 10 5/8% Senior Notes due 2007 in the international capital markets. We used the approximately $164.9 million of net proceeds to repay a portion of outstanding indebtedness under our existing syndicated credit facility and to fund the U.S.$25 million cash portion of the purchase price of two marine seismic vessels and certain seismic data from an affiliate of Aker.

     On February 5, 2002, we issued an additional U.S.$55 million aggregate principal amount at par value of 10 5/8% Senior Notes due 2007 in the international capital markets. With the net proceeds of approximately U.S.$52.5 million, we repaid approximately U.S.$22 million of outstanding indebtedness under our existing syndicated credit facility, repaid approximately U.S.$10 million in other long-term revolving debt and used the balance for general corporate purposes.

     Net cash provided by financing activities during the nine months ended September 30, 2002 was Euros 58.3 million, resulting principally from the U.S.$55 million Senior Note issuance.

     Net debt was Euros 275 million as of September 30, 2002, Euros 239 million as of September 30, 2001 and Euros 229 million as of December 31, 2001. The ratio of net debt to equity increased to 62% as of September 30, 2002 compared to 55% as of September 30, 2001, and 49.5% as of December 31, 2001.

     Adjusted EBITDA for the nine months ended September 30, 2002 was Euros 147.0 million compared to Euros 132.2 million for the corresponding period of 2001.

     Adjusted EBITDA for the three months ended September 30, 2002 was Euros 52.1 million compared to Euros 55.2 million for the comparable period of 2001.

Contractual Obligations

     The following table sets forth our future cash obligations as of September 30, 2002.

	Payments Due by Period

	Less than 1 year	2-3 years	4-5 years	After 5 years	Total

	(in € million)
Long-Term Debt	9.5	12.5	9.1	237.0	268.1
Capital Lease Obligations	15.1	18.5	12.0	0.0	45.6
Operating Leases	43.3	42.0	25.6	2.3	113.2
Other Long-Term Obligations (bond interest)	24.2	48.5	48.5	12.1	133.3

Total Contractual Cash Obligations	92.1	121.5	95.2	251.1	560.2

Trend Information

Euro

     We operate in an essentially U.S. dollar-denominated environment in which the introduction of the Euro has had limited consequences. On January 1, 1999, 11 member states of the European Union, including France, where we have our headquarters, adopted fixed exchange rates between their national currencies and the Euro. On January 1, 2002, the Euro became the official currency of 12 European Union countries. As a result, their national currencies (including the French franc) ceased to exist during the first nine months of 2002.

     As part of our ongoing systems updates, we have made the necessary modifications to our existing information, financial and management control systems and software to permit us to bill, invoice and report in Euro. As of January 1, 2001 we adopted the Euro as our reporting currency. The total cost of addressing the Euro issue has not been material to our financial condition, results of operations or liquidity.

Currency Fluctuations

     Certain changes in operating revenues set forth in U.S. dollars in this section were derived by translating revenues recorded in Euros at the Noon Buying Rate on the last day of the relevant period. The Noon Buying Rate was U.S.$1.00 to €0.9879 on September 30, 2002. Such information is presented in light of the fact that most of our revenues are denominated in U.S. dollars while our consolidated financial statements are presented in Euros. Such changes are presented only in order to assist in an understanding of our operating revenues but are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated operating revenues.

     As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the nine months ended September 30, 2002 and the years ended December 31, 2001 and 2000 over 90% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than the Euro. These included the U.S. dollar and, to a significantly lesser extent, other non-Euro Western European currencies, principally the British pound and the Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in Euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services.

     Fluctuations in the exchange rate of the Euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, an appreciation of the U.S. dollar against the Euro improves our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. For financial reporting purposes, such appreciation positively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to Euros are stated at an increased value.

     We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. For example, charter costs for our four vessels, as well as our most important computer hardware leases, are denominated in U.S. dollars. Nevertheless, during the past five years such dollar-denominated expenses have not equaled dollar-denominated revenues principally due to personnel costs payable in Euros.

     We do not enter into forward foreign currency exchange contracts for trading purposes.

Inflation

     Inflation has not had a material effect on our results of operations during the periods presented. We operate in, and receive payments in the currencies of, certain countries with historically high levels of inflation, such as Mexico, Brazil, Indonesia and Venezuela. We attempt to limit such risk by, for example, indexing payments in the local currency against, principally, the U.S. dollar exchange rate at a certain date to account for inflation during the contract term.

Income Taxes

     We conduct the majority of our field activities outside of France and pay taxes on income earned or deemed profits in each foreign country pursuant to local tax rules and regulations. We do not receive any credit in respect of French taxes for income taxes paid by foreign branches and subsidiaries. Net tax expenses in recent periods were attributable to activities, principally in land acquisition, carried on outside of France. We have significant tax loss carryforwards that are available to offset future taxation on income earned in certain OECD countries. We recognize tax assets if a minimum history of profit for the past three years exists and budget estimates also indicate a profit for the following year.

Seasonality

     Our land and marine seismic acquisition activities are seasonal in nature. We generally experience decreased revenues in the first quarter of each year due to the effects of weather conditions in the Northern Hemisphere and to the fact that our principal clients are generally not prepared to fully commit their annual exploration budget to specific projects during such period. We have historically experienced higher levels of activity in our equipment manufacturing operations in the fourth quarter as our clients seek to fully deploy annual budgeted capital.

Item 3: QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     Because we operate internationally, we are exposed to general risks linked to operating abroad. The table below provides information about our market sensitive financial instruments and constitutes a “forward-looking statement”. Our major market risk exposures are changing interest rates and currency fluctuations. Our policy is to manage interest rates through use of a combination of fixed and floating rate debt. Interest rate swaps may be used to adjust interest rate exposures when appropriate, based upon market conditions. A portion of our current assets is denominated in foreign currencies, which exposes us to market risk associated with exchange rate movements. Our policy generally is to hedge major foreign currency cash exposures through foreign exchange forward contracts. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. All instruments are entered into for non-trading purposes.

     The table below presents principal amounts and related weighted average interest rates by year of maturity for our debt obligations and our foreign exchange forward contracts, all of which mature in one year or less and their fair value as of September 30, 2002:

Fair value (in € million)	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value

Cap contracts
Interest rate cap U.S. dollar
Capped rate
Debt
U.S. dollar	3.3	2.9	2.9	3.1	238.1	1.9	252.2	252.2
Average fixed rate	5.7%	5.6%	5.6%	5.6%	10.6%	5.6%	10.3%
U.S. dollar	8.0	1.3	1.0	0.7	0.3	0.0	11.3	11.3
Average variable rate	3.0%	2.6%	2.7%	2.6%	2.6%		2.9%
Euro	12.1	10.2	7.1	4.5	1.2		35.1	35.1
Average fixed rate	6.0%	6.4%	6.5%	6.4%	6.2%		6.3%
Euro	9.8	1.6	1.1	6.7			19.2	19.2
Average variable rate	8.3%	4.9%	4.3%	3.9%			6.3%
Other currencies	0.6	0.4	0.3	0.3			1.6	1.6
Average fixed rate	7.4%	7.2%	7.4%	7.3%	6.7%		7.3%
Other currencies	1.2	0.1	0.1	0.1	0.1		1.6	1.7
Average variable rate	13.3%	7.3%	7.3%	7.3%	7.3%		11.5%
Foreign Exchange – Firm commitments
Forward sales (in U.S.$)	120.65							6.1
U.S. dollars average rate	0.93435
Options — Puts (in U.S.$)
U.S. dollars average rate

Item 4: CONTROLS AND PROCEDURES

     Within 90 days prior to the submission date of this report, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, under the supervision of our management, including our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that such procedures and controls are effective to ensure that information required to be disclosed in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

     There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date on which we carried out such evaluation.

PART II

Item 1: LEGAL PROCEEDINGS

     We are not, nor are any of our subsidiaries, involved in any litigation, arbitration or administrative proceedings relating to amounts which, individually or in the aggregate, are material and, to the best of our knowledge, there are no such litigation, arbitration or administrative proceedings pending or threatened.

Item 2: CHANGES IN SECURITIES AND USE OF PROCEEDS

     Not applicable.

Item 3: DEFAULTS UPON SENIOR SECURITIES

     Not applicable.

Item 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     Not applicable.

Item 5: OTHER INFORMATION

     Not applicable.

Item 6: EXHIBITS AND CURRENT REPORTS ON FORM 6-K

Exhibits

     The following instruments and documents are included as Exhibits to this report. Exhibits incorporated by reference are so indicated.

Exhibit No	Exhibit

3.1*	English translation of the Articles of Association (statuts) of CGG.

4.1	Form of American Depositary Receipt.(1)
4.2	Form of Deposit Agreement between CGG and The Bank of New York, as depositary.(1)
4.3	Indenture dated as of November 22, 2000 between CGG and The Chase Manhattan Bank as Trustee, which includes the form ot the 10-5/8% Senior Notes due 2007 as an exhibit thereto.2)
10.1*	CGG Mistral Time Charter Agreement

*	Filed herewith.

(1)	Incorporated by reference to CGG’s Registration Statement on Form F-1 (SEC File No.333-06800), dated April 16, 1997, as amended.

(2)	Incorporated by reference to CGG’s Registration Statement on Form F-4 (SEC File No.333-13060), dated January 11, 2001, as amended.

Reports on Form 6-K

On January 22, 2002, we submitted a report on Form 6-K including a press release announcing our backlog for marine seismic data acquisition.

On February 5, 2002, we submitted a report on Form 6-K including a press release announcing our intention to sell senior notes in the international capital markets and announcing our estimated results for the year 2001.

On February 6, 2002, we submitted a report on Form 6-K/A amending our Form 6-K filed on November 14, 2001.

On March 15, 2002, we submitted a report on Form 6-K announcing our audited results for the year 2001.

On May 15, 2002, we submitted a report on Form 6-K announcing consolidated net revenues for the first quarter of 2002.

On May 15, 2002, we submitted a report on Form 6-K including financial statements for the first quarter of 2002.

On July 9, 2002 we submitted a report on Form 6-K including a press release announcing the award of a 3D land contract in Mexico.

On August 22, we submitted a report on Form 6-K including a press release announcing the return to operation of the CGG Mistral.

On September 5, 2002, we submitted a report on Form 6-K including a press release announcing our second quarter 2002 consolidated results.

On September 5, 2002, we submitted a report on Form 6-K including financial statements for the second quarter 2002.

On September 26, 2002, we submitted a report on Form 6-K including a press release announcing the acquisition of a 7.51% interest in PGS.

On October 16, 2002 we submitted a report on Form 6-K including a press release announcing the signature of a letter of intent with Baker Hughes for the sale of CGG’s borehole seismic data acquisition business and the formation of a joint-venture between both companies for the processing and interpretation of borehole seismic data.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ Michel Ponthus Compagnie Générale de Géophysique
(Registrant)

/s/ Michel Ponthus
Michel Ponthus Senior Executive Vice President Finance & Human Resources and Chief Financial Officer Date: November 14, 2002

CERTIFICATIONS

I, Robert Brunck, Chairman and Chief Executive Officer of the Company certify that:

1. I have reviewed this current report on Form 6-K of Compagnie Générale de Géophysique;

2. Based on my knowledge, this current report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this current report;

3. Based on my knowledge, the financial statements, and other financial information included in this current report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this current report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this current report is being prepared;
b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this current report (the “Evaluation Date”); and
c)	presented in this current report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and
b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this current report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 14, 2002

By	:	/s/ Robert Brunck Robert Brunck Chairman and Chief Executive Officer

I, Michel Ponthus, Senior Executive Vice President Human Resources & Finance, Chief Financial Officer of the Company certify that:

1 I have reviewed this current report on Form 6-K of Compagnie Générale de Géophysique;

2. Based on my knowledge, this current report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this current report;

3. Based on my knowledge, the financial statements, and other financial information included in this current report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this current report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this current report is being prepared;
b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this current report (the “Evaluation Date”); and
c)	presented in this current report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and
b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this current report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 14, 2002

By	:	/s/ Michel Ponthus Michel Ponthus Senior Executive Vice President Human Resources & Finance, Chief Financial Officer